OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Celsius Holdings, Inc.
(Name of Issuer)
Common Stock     $.001 par value per share
(Title of Class of Securities)
15118V108
(CUSIP Number)
William Milmoe, 3299 N.W. 2nd Avenue, Boca Raton, FL 33431 (561) 278-1169
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	15118V108

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Carl DeSantis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		36,284,016

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,284,016

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,284,016

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.634%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Instructions for Cover Page
(1)    Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2)    If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)].
(3)    The 3rd row is for SEC internal use; please leave blank.

2

CUSIP No.	15118V108

1	NAMES OF REPORTING PERSONS CD Financial, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		36,184,016

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,184,016

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,184,016

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.572%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
Instructions for Cover Page
(1)    Names and LR.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their LR.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2)    If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please checkrow 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)].
(3)    The 3rd row is for SEC internal use; please leave blank.

3

CUSIP No.	15118V108

1	NAMES OF REPORTING PERSONS CDS Ventures of South Florida, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		25,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,000,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.595%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1)    Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2)    If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)].
(3)    The 3rd row is for SEC internal use; please leave blank.

4

CUSIP No. 15118V108	Schedule 13D	Page 5 of 8 Pages
Item 1. Security and Issuer
The name and principal address of the issuer (the “Issuer”) to which this statement relate is:
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, FL 33483
The title of the class of equity securities to which this statement relates is:
Common Stock, par value $.001 per share (the “Common Stock”).
Item 2. Identity and Background
(a), (b), (c). This statement is being filed by (i) Carl DeSantis with respect to the shares of common stock beneficially owned by him, and CD Financial, LLC (“CD”), and CDS Ventures of South Florida, LLC (“CDS”), and (ii) CD with respect to the shares owned by it and by CDS, and (iii) CDS with respect to the shares owned by it.
The address of the principal office of Carl DeSantis, CD and CDS (each a “Reporting Person”) and William H. Milmoe (identified below) is:
3299 N.W. 2nd Avenue
Boca Raton, Florida 33431
William H. Milmoe is the Manager of each of CD and CDS, and he is a United States Citizen employed by CDS International Holdings, Inc. whose address is 3299 N.W. 2nd Avenue, Boca Raton, Florida, and whose principal business is investment management.
Carl DeSantis is a United States citizen whose principal vocation is as an investor, and each of CD and CDS is a Florida limited liability company whose principal business is investment management. Carl DeSantis is the beneficial owner of CD which is the beneficial owner of CDS, while William H. Milmoe also owns a beneficial interest in CDS.
(d)(e). During the last five years, none of the Reporting Persons or William H. Milmoe (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 8 Pages
Item 3. Source and Amount of Funds or Other Considerations
The total amount of funds used to purchase all shares of the Reporting Persons reported in the last sentence of Item 5 herein, $2,750,000, were secured from personal or working capital (not borrowings) of such Reporting Persons.
Item 4. Purpose of Transaction
The purpose of the transaction was for investment by the Reporting Persons. Pursuant to the terms of the Securities Purchase Agreement (incorporated by reference in Item 7) pursuant to which CDS acquired 2,000 shares of Series A Convertible Preferred Stock of the Issuer on August 8, 2008, CDS also has the right to purchase from the Issuer an additional 1,000 shares of such Series A Convertible Preferred Stock of the Issuer.
Item 5. Interest in Securities of the Issuer
The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of August 8, 2008:
1.	Carl DeSantis

(a)	Amount beneficially owned: 36,284,016 shares of Common Stock

(b)	Percent of Class: 22.634%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 36,284,016

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 36,284,016

(iv)	shared power to dispose or direct the disposition of: 0
2.	CD Financial, LLC

(a)	Amount beneficially owned: 36,184,016 shares of Common Stock

(b)	Percent of Class: 22.572%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 36,184,016

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 36,184,016

(iv)	shared power to dispose or direct the disposition: 0
3.	CDS Ventures of South Florida, LLC

(a)	Amount beneficially owned: 25,000,000 shares of Common Stock

(b)	Percent of Class: 15.595%

Page 7 of 8 Pages
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 25,000,000

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 25,000,000

(iv)	shared power to dispose or direct the disposition: 0
On August 8, 2008, CDS acquired 2,000 shares of Series A Convertible Preferred Stock of the Issuer from the Issuer for $1,000 per share, and CD acquired 11,184,016 shares of Common Stock from the Issuer for $.06706 per share.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the agreements incorporated by reference in Item 7, there are presently no contracts, arrangements, understandings or relationships among the Reporting Persons or between them and any person with respect to any securities of the Issuer other than those disclosed in this statement.
Item 7. Material to Be Filed as Exhibits
Each of the following Exhibits were attached as Exhibits to the Issuer’s August 8, 2008 Form 8-K and are incorporated herein by reference.

Exhibit No.	Document

10.1	Securities Purchase Agreement

10.2	Registration Rights Agreement

10.3	Certificate of Designation of Series A Convertible Preferred Stock

SCHEDULE 13D
CUSIP No. 15118V108		Page 8 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 18, 2008.

/s/ Carl DeSantis
Carl DeSantis

CD Financial, LLC
/s/ William H. Milmoe
Name:	William H. Milmoe
Title:	Manager

CDS Ventures of South Florida, LLC
/s/ William H. Milmoe
Name:	William H. Milmoe
Title:	Manager

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per share, of Celsius Holdings, Inc., and further agree that this Joint Filing Agreement be included as Exhibit 1.
     In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of August 18, 2008.

CDS Ventures of South Florida, L.L.C.
By:	/s/ William H. Milmoe
	Name:	William H. Milmoe
	Title:	Manager

CD Financial, LLC
By:	/s/ William H. Milmoe
	Name:	William H. Milmoe
	Title:	Manager

/s/ Carl DeSantis
Carl DeSantis